Exhibit (a)(3)

FROM:	Betty DePaola, Director Shareholder Services

SUBJECT:	STOCK OPTION EXCHANGE PROGRAM

DATE:	May 14, 2003

IMPORTANT NEWS—Please read immediately and make your decisions about participation in the exchange program before the offer expires at 5:00 p.m. Pacific Daylight Time on JUNE 12, 2003!

By now you have received the memorandum from Jack Messman announcing Novell’s stock option exchange program, also referred to as the offer. The terms and conditions of the program are described in (i) the Offer to Exchange Certain Outstanding Options for New Options dated May 14, 2003 (the “Offer to Exchange”); (ii) this memorandum; (iii) the Election Form; and (iv) the Notice to Withdraw from the Offer (together, the “Offer Documents”). This memo provides a high level summary of the program. Please read ALL of the Offer Documents carefully before you make any decisions regarding your participation in the program. This offer expires at 5:00 p.m. Pacific Daylight Time on June 12, 2003.

All employees who hold a stock option grant with an exercise price per share of $5.03 or higher are being offered the opportunity to exchange their old option grants for new option grants to be issued on a date that is no earlier than December 16, 2003. The new option grants will have an exercise price equal to the closing sales price of our common stock on The Nasdaq National Market on the trading day immediately preceding the new option grant date (except for employees in Italy, see Section 36 of the Offer to Exchange). If you elect to participate in this offer and we accept your tender, each old option grant that you tender in the offer will be cancelled, you will receive our promise to issue new option grants and you will receive a new option grant on or after December 16, 2003 if you remain an active employee at that time. You are eligible to participate in the offer only if you are an active employee of Novell or one of our subsidiaries as of May 14, 2003 and on the date we cancel old option grants properly tendered in the offer. You are eligible to receive a new option grant only if you are eligible to and participate in the offer and you remain an active employee through the new option grant date. For information on eligibility, see Section 1 of the Offer to Exchange.

Each new option grant will generally be exercisable for fewer shares than any old option grant that you tender. However, we believe that participating employees will have an increased potential for recognizing value if the exercise price of their new option grants is less than the exercise price of their tendered old option grants. The exchange ratios used to determine the number of shares underlying the new option grants that you will be eligible to receive if you tender your old option grants in the offer, which were calculated based upon various assumptions, are intended to provide you with new option grants having values approximately equal to 80% of the estimated fair value of your tendered old option grants. See Section 9 of the Offer to Exchange for details.

We cannot predict what the exercise price of the new option grants will be. The exercise price of the new option grants may be higher, or lower, or the same as the exercise price of any old option grants that you tender in the offer. If the exercise price of the new option grants is higher than the exercise price of the old option grants, the benefits of the stock option exchange offer will be reduced or possibly eliminated.

Participation in the program is completely voluntary. Please review each of your old option grants, as you may decide to accept or reject this offer as to each individual old option grant.

If, for some reason, we determine to extend the expiration time of the offer, we will notify you. You may elect to participate in, change your election in or withdraw tendered options from the offer up until the expiration time, which may be extended. If we extend the expiration time, the new option grant date will be delayed so that it is no earlier than six months and one day following the date on which we cancel the old option grants properly tendered in the offer, which we expect will be the business day following the expiration time.

GENERAL INFORMATION

•	The only old option grants that you can exchange in the program are those that are currently outstanding and that have exercise prices equal to or greater than $5.03 per share.

•	If you decide to exchange (elect to tender) any old option grant, you must tender the total unexercised portion of the old option grant. That means you cannot tender a portion of any old option grant.

•	Properly tendered old option grants will be cancelled on June 13, 2003, or the first business day following the expiration time.

•	Once your old option grants have been cancelled they will have no value and you will not be able to exercise them.

•	In exchange for your cancelled old option grant, we will send you a Promise to Grant Stock Options. This Promise is our commitment to give you new option grants in exchange for each of your cancelled old option grants.

•	The number of shares of Novell common stock underlying the new option grants will be based on the exchange ratio applicable to your old option grant.

•	If your employment with Novell terminates voluntarily OR involuntarily OR FOR ANY REASON prior to the new option grant date, you will not receive a new option grant in exchange for any cancelled old option grant.

•	Your new option grant will have the following terms:

•	New option grant date—December 16, 2003 or later.

•	The per share exercise price for all of the new option grants will be equal to the closing sales price of our common stock on The Nasdaq National Market on the trading day immediately preceding the new option grant date.

•	All of the new option grants will be nonqualified, even if your tendered old option grants were incentive stock options.

•	All of the new option grants will become exercisable over a two-year period, with 50% of the shares underlying each grant becoming exercisable on each of the first and second anniversaries of the new option grant date.

•	All of the new option grants will have terms of four years.

•	All of the new option grants will be issued under the Novell, Inc. 1991 Stock Plan, except that old option grants issued under the Novell, Inc. 2000 Nonstatutory Plan and tendered in the offer will be exchanged for new option grants issued under that plan.

•	If you tender any of your old option grants in the offer, you will not be eligible for additional stock option grants until after the new option grant date, which will not be earlier than December16, 2003.

•	International Employees — Please review the tax sections relating to your country in the Offer to Exchange before you decide to exchange any of your old option grants for new option grants as you may be subject to taxes as a result of participating in this offer. In addition, please note: employees of certain countries must fax, mail or personally deliver (but not by intercompany mail) their Election Forms or Notice to Withdraw from the Offer rather than submit those forms online. See Sections 4 and 5 of the Offer to Exchange.

•	You may change your election to participate in the offer. You may do so by submitting to us a new completed and signed Election Form prior to the expiration time.

•	You may withdraw from participating in the offer. You may withdraw all of your tendered old option grants by submitting to us a completed and signed Notice to Withdraw from the Offer prior to the expiration time of the offer.

THIS OFFER IS NOT A GUARANTEE OF EMPLOYMENT FOR ANY PERIOD. UNLESS EXPRESSLY PROVIDED IN YOUR EMPLOYMENT AGREEMENT OR APPLICABLE LAWS, YOUR EMPLOYMENT WITH THE COMPANY REMAINS “AT WILL” AND MAY BE TERMINATED AT ANY TIME BY EITHER YOU OR THE COMPANY, WITH OR WITHOUT CAUSE OR NOTICE.

AVAILABLE INFORMATION; SUPPORT RESOURCES

•	Please follow this link to the Offer Documents:

https://innerweb.novell.com/organizations/finance/shareholder_services/.

We strongly urge you to read all of the Offer Documents carefully and to consult your own advisors before deciding whether to participate in the offer.

•	Support resources:

•	Our Stock Option Exchange Web Site on Novell’s Innerweb at:
https://innerweb.novell.com/organizations/finance/shareholder_services/, which is available 24 hours a day, seven days a week, and includes all of the Offer Documents;

•	Our Stock Option Exchange E-Mail Hotline at shareserv@novell.com; and

•	Our Stock Option Exchange Telephone Hotline at (408) 967-8644.

We ask that you read the Offer Documents in full prior to using the e-mail or telephone hotlines. Please remember, the hotlines cannot assist you in making a decision about whether or to what extend to participate in the offer or provide you with counseling or information beyond what is included in the Offer Documents.

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